#2300 – 1177 West Hastings Street
Vancouver, BC, V6E 2K3
www.doratoresources.com

Telephone: 604-638-5817
Facsimile: 604-408-7499

NR12-05	May 25, 2012

DORATO ANNOUNCES CLOSING OF NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia – Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt: D05) is pleased to announce that it has closed its previously announced non-brokered private placement financing through the issuance of 13,190,391 shares at a price of $0.09 per Share for total gross proceeds to the Company of $1,187,135 (the "Offering").

The securities issued pursuant to the Offering are subject to a hold period that will expire on September 26, 2012. The Offering received TSX Venture Exchange (“TSXV”) acceptance on May 24, 2012.

Proceeds from the Offering will be used to finance initial exploration of its Deborah Gold Property (100% owned) in Cajamarca, Peru and for general working capital.

The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, or any State Securities Laws and may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Northern Peru copper-gold porphyry-epithermal belt. The Company has property rights in two geographic centres:

  Cajamarca Region Project-- Dorato has acquired rights on the Deborah property, which is nestled between several important copper-gold deposits, including Michiquillay and El Galeno.

  Cordillera del Condor Asset-- one of the most important gold-bearing districts in northern Peru since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres, providing the Company with the largest land position in the Cordillera del Condor.

The Company focuses on grassroots opportunities in strategically important locations where prospectivity can be demonstrated by proximity to existing deposits. The Cajamarca Region, in contrast, is an established mining district with excellent infrastructure. The Deborah property is a foothold for Dorato into an established area with excellent exploration potential. The Cordillera del Condor project represents an exceptional land position and an emergent copper-gold district, located close to the border with Ecuador. This remote area of Peru was unexplored until recently, but it is located within kilometres of recent discoveries like Fruta del Norte and the Mirador District (both located just across the border in Ecuador).

Dorato Resources Inc.	2	May 25, 2012
NR12-05 Continued

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Gord Neal”
Director

For further information:

Email: info@doratoresources.com
Phone: (604)-638-5817/ Fax: (604) 408-7499

     Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.